LIXTE BIOTECHNOLGY HOLDINGS, INC.

248 Route 25A, No.2

East Setauket, NY 11733

February 3,2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Lixte Biotechnology Holdings, Inc.
Filed January 26,2021
Registration Statement on Form S-3 (Reg. No. 333-252430)

Ladies and Gentlemen:

On behalf of Lixte Biotechnology Holdings, Inc., the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 4:00 P.M., Washington, D.C. time, on Friday February 5, 2021, or as soon thereafter as is practicable.

Very truly yours,

/s/ John Kovach
John Kovach
President and Chief Executive Officer